October 5, 2006

Via Facsimile (206) - and U.S. Mail

Patrick J. Schultheis, Esq.
Wilson Sonsini Goodrich & Rosati Professional Corporation
701 Fifth Avenue, Suite 5100
Seattle, WA  98104-2500

Re:	WiderThan Co., Ltd.
	Schedules TO-C filed September 13 and 14, 2006; Schedule TO-T
	   filed September 29, 2006, each filed by RealNetworks, Inc.
and RN
	   International Holdings B.V.
	SEC File No. 005-81250

Dear Mr. Schulteis:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedules TO-C

Forward-Looking Statements
1. We note in the joint press release dated September 12, and in other pre-commencement communications, the disclaimer that you do not undertake any obligation to update any forward-looking statements to reflect any changes in events, new information or otherwise. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c)
to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the bidders will avoid using this statement in all future communications.

Schedule TO-T

Offer to Purchase

Questions and Answers, page 8
2. We note that the response to the last question on page 14 indicates that it is a summary of "certain" federal income tax consequences of the tender offer. Please ensure that you discuss all such material consequences.

Introduction, page 17
3. We note your disclosure in offer document that the fairness opinion from Jefferies Broadview was provided "solely" for the information of WiderThan`s board of directors and we note that the opinion does not include this language. Revise your disclosure to reconcile the disclosure and make clear that security holders may rely upon the materials when making their evaluation. See Section II.D.1 of our Current Issues Outline for further guidance.

Material Tax Consequences to Security Holders, page 28
4. While you may recommend that security holders consult their individual tax advisors with respect to their particular tax consequences, you may not "urge" them to do so. Please revise here and in the Questions and Answers section.
5. Delete the reference on page 31 to this discussion being for "general information only." Security holders are entitled to rely upon the discussion.

Certain Information Concerning the Offeror and the Parent, page 34
6. With respect to your disclosure in the fourth paragraph on page 34, please tell us why you need to qualify your disclosure "to the knowledge" of the bidders. What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Background of Offer, page 35
7. Please expand your disclosure of the events that led to the increase of your offer on September 9 and 10. Did the target company ask for a higher offer?

Annex I
8. Please provide the information required by General Instruction
C
to Schedule TO with respect to ING Management (Netherland), B.V.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Special Counsel
						Office of Mergers and Acquisitions
Patrick J. Schultheis, Esq.
Wilson Sonsini Goodrich & Rosati Professional Corporation
October 5, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE